



AB 3/17/06

SEC 06004870 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2006

SEC FILE NUMBER
8- 43830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2005___ AND ENDING___December 31, 2005___
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPA Fund Distributors, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   11400 West Olympic Boulevard, Suite 1200
_____
(No. and Street)

   Los Angeles   CA   90064
_____
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___J. Richard Atwood_____(310) 996-5458___
                                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   KPMG LLP
_____
                    (Name – if individual, state last, first, middle name)

   99 High Street   Boston   MA
_____
   (Address)   (City)   (State)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____J. Richard Atwood_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____FPA Fund Distributors, Inc._____ , as of _____December 31_____ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone   617 988 1000
Fax   617 988 0800
Internet   www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
FPA Fund Distributors, Inc.:

We have audited the accompanying balance sheet of FPA Fund Distributors, Inc. (a wholly owned subsidiary of First Pacific Advisors, Inc.) (the Company) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPA Fund Distributors, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



February 20, 2006

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Balance Sheet

December 31, 2005

Assets

Cash	$	66,312
Commissions receivable		21,577
Receivable from Parent		641,711
Prepaid expenses		8,901
Total assets	$	738,501

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable		9,774
Total liabilities	$	9,774
Stockholder's equity:		
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		4,000
Additional paid-in capital		1,049,405
Accumulated deficit		(324,678)
Total stockholder's equity		728,727
Total liabilities and stockholder's equity	$	738,501

The accompanying notes are an integral part of these financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Operations

Year ended December 31, 2005

Revenues:		
Commissions	$	360,888
Total income		360,888
Operating expenses:		
Employee compensation and benefits		141,643
Printing		39,785
Postage and delivery		16,295
Rent		45,917
Outside services fees		18,781
Insurance		34,928
Accounting		8,000
Other		9,473
Total operating expenses		314,822
Operating income		46,066
Interest income		475
Income before income taxes		46,541
Income taxes		18,964
Net income	$	27,577

The accompanying notes are an integral part of these financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2004	$ 4,000	1,030,441	(352,255)	682,186
Capital contribution for income taxes paid by the Parent on behalf of the Company	—	18,964	—	18,964
Net income	—	—	27,577	27,577
Balance, December 31, 2005	$ 4,000	1,049,405	(324,678)	728,727

The accompanying notes are an integral part of these financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	27,577
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in commissions receivable		(6,339)
Increase in receivable from Parent		(39,952)
Decrease in prepaid expenses		225
Net cash used in operating activities		(18,489)
Cash flows from financing activities:		
Provision for income taxes		18,964
Net cash provided by financing activities		18,964
Net increase in cash		475
Cash, beginning of year		65,837
Cash, end of year	$	66,312
Supplemental disclosure of noncash financing activity:		
Capital contribution for income taxes paid by the Parent on behalf of the Company	$	18,964

The accompanying notes are an integral part of these financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Notes to Financial Statements

December 31, 2005

(1) Summary of Significant Accounting Policies

FPA Fund Distributors, Inc. (the Company) is a wholly owned subsidiary of First Pacific Advisors, Inc. (FPA or the Parent), which is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. (OMUSH), which, in turn, is an indirect wholly owned subsidiary of Old Mutual plc (Old Mutual). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state securities statutes, and acts exclusively as principal underwriter and distributor for five open-end investment management companies (the Funds) managed by FPA. The Company promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing with the National Association of Securities Dealers, Inc.

The Company prepares its financial statements on an accrual basis. Income is derived from commissions received from the sale of shares of the Funds managed by FPA and interest received on cash balances. Expenses include those directly related to the Company's wholesale broker-dealer and distribution activities.

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America, as described above.

(a) Revenue Recognition

Commission income is accrued as earned based upon the Funds sales commissions retained by the Company after reallowance to other broker-dealers. Commissions receivable at December 31, 2005 are believed to be collectible.

(b) Income Taxes

The Company used the asset and liability method of accounting for income taxes on a pro rata basis. Under this method and basis, current and deferred income taxes are allocated to the Company based on the Company's relative contribution to OMUSH's consolidated income tax expense or benefit. Accordingly, the Company does not recognize alternative minimum tax (AMT) payable or carryforward, net operating loss carryforwards, or other credit carryforwards that do not exist in OMUSH's consolidated tax return.

The taxable income of the Company is included in the consolidated federal income tax return of OMUSH. During the course of the year, the Parent remits payments on behalf of the Company in settlement of all consolidated current income tax obligations to OMUSH. Accordingly, there are no current tax liabilities reflected in the accompanying balance sheet. The Company does not reimburse the Parent for income tax payments which the Parent makes to OMUSH on the Company's behalf; accordingly, these amounts have been treated as a capital contribution by the Parent.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures reported in the accompanying financial statements. Actual results could differ from these estimates.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Notes to Financial Statements

December 31, 2005

(2) Stockholder's Equity

At December 31, 2005, the Company has 1,000 shares of common stock authorized, 100 of which are issued and outstanding. FPA has agreed to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements.

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital of $25,000 and the maintenance of a ratio of aggregate indebtedness to net capital not to exceed 1,500% (capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1,000%). At December 31, 2005, the Company had net capital of $78,115, which was $53,115 in excess of the minimum net capital required, and a ratio of aggregate indebtedness to net capital of 0.125 to 1.

At December 31, 2005, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(4) Related-Party Transactions

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(5) Income Taxes

The components of the provision for income taxes are computed as follows:

Current tax expense:		
Federal	$	14,850
State		4,114
Total income taxes	$	18,964

The Company does not have any deferred tax items.

The Company's effective income tax rate varies from the federal statutory income tax rate as a result of state income taxes.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2005

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

At December 31, 2005, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities. Because of this exemption, the Company has not included the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3."

See accompanying independent auditors' report.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholder's equity	$	728,727
Less nonallowable assets:		
Receivable from Parent		641,711
Prepaid expenses		8,901
		650,612
Net capital	$	78,115
Aggregate indebtedness	$	9,774
Computation of basic net capital requirement:		
Minimum net capital required – greater of $25,000 or 6-2/3% of		
aggregate indebtedness	$	25,000
Net capital in excess of requirement		53,115
Ratio of aggregate indebtedness to net capital		0.125:1

The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2005, as computed by FPA Fund Distributors, Inc. in its Form X-17A-5, Part IIA, filed with NASD Regulation, Inc., does not differ from the above computation, which is based upon the audited financial statements.

The accompanying notes are an integral part of these financial statements.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone   617 988 1000
Fax   617 988 0800
Internet   www.us.kpmg.com

Supplemental Independent Auditors' Report on the Internal
Control Structure Required by SEC Rule 17a-5

The Board of Directors
FPA Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of FPA Fund Distributors, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3)   Obtain and maintain physical possession or control of all fully paid and excess margin securities of customer, as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 20, 2006